UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On September 8, 2025, Belite Bio, Inc (the “Company”) issued a press release announcing its entry into certain securities purchase agreements (collectively, the “Securities Purchase Agreements”) for a private placement in public equity financing (the “PIPE”) with leading healthcare investors (the “Investors”) for the purchase and sale of 1,953,124 ordinary shares (the “Ordinary Shares”) of the Company, par value US$0.0001 per share, and warrants to purchase 1,953,124 ordinary shares (the “Warrants”), at a purchase price of $64.00 per ordinary share and accompanying warrant. Each Warrant will be immediately exercisable, expire two years from the date of issuance and have an exercise price of $76.80 per ordinary share. The gross proceeds of the PIPE are approximately $125 million, before deducting placement agent fees and estimated offering expenses, as well as the potential for additional proceeds of approximately $150 million from the exercise of the Warrants in full. The closing of the PIPE is expected to occur on or about September 9, 2025, subject to the satisfaction of customary closing conditions (the “Closing Date”).

In connection with the PIPE, the Company and the Investors also entered into a Registration Rights Agreement, dated as of September 8, 2025 (the “PIPE Registration Rights Agreement”), providing for the registration for resale of the Ordinary Shares and the Company’s ordinary shares issuable upon exercise of the Warrants. The Company has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) as promptly as reasonably practicable, and in any event no later than 45 days after the Closing Date, and to use reasonable best efforts to have the Registration Statement declared effective by the earlier of (i) the 75th calendar day following the initial filing date of the Registration Statement and (ii) the fifth (5th) business day after the date the Company is notified by the SEC that the Registration Statement will not be reviewed or will not be subject to further review.

The Securities Purchase Agreements contain customary representations and warranties of the Company and the Investors, customary conditions to closing, as well as customary indemnification obligations.

The securities issued and sold to the Investors under the Securities Purcahse Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Investors. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The foregoing description of the Securities Purchase Agreements, the Registration Rights Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of those agreements and the Warrants, the forms of which are filed as Exhibits 10.1, 10.2, and 4.1, respectively, to this Report on Form 6-K and are incorporated by reference herein.

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 4.1 — Form of Warrants

Exhibit 10.1 — Form of Securities Purchase Agreements

Exhibit 10.2 – Form of Registration Rights Agreement

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: September 8, 2025